July 6, 2005

To:
Michael K. Pressman
United States Securities and Exchange Commission

From:
Jeff Jenson
Fuel Corporation of America


Re: Comments on Schedule 14F-1 filed on June 22, 2005


(1) We have made amendments to our 8-K/A filed on June 23, 2005 indicating that Mr. Hall's resignation will be effective on the filing and mailing of the SC 14F-1 plus ten days.

(2) We have provided more detailed biographical sketches in both the 8-K/A and in the SC 14F-1 for Mr. Jenson, Mrs. Jenson and Ms. Moler-Lewis.

(3) We have made the following statement about our Audit, Nominating and Compensation Committees:

"Currently, our Board does not have any standing audit, nominating or compensation committees, or committees performing similar functions. Our sole Director performs the duties of an audit committee. Our Board does not have a nominating committee as we have no employees and no operating business. The functions customarily performed by a nominating committee are performed by our President."



Fuel Corporation of America ("the Company") acknowledges the following regarding the comments received from the Commission:

-The Company is responsible for the adequacy of the disclosure in its filings;

-Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

-The Company (we) may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Untied states.


Thank you,


/s/ Jeff Jenson
Jeff Jenson
President
Fuel Corporation of America